Exhibit (a)(6)

ROBBINS GELLER RUDMAN
& DOWD LLP

RANDALL J. BARON (150796)

A. RICK ATWOOD, JR. (156529)

DAVID T. WISSBROECKER (243867)

DAVID A. KNOTTS (235338)

EUN JIN LEE (264208)

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

Attorneys for Plaintiff

[Additional counsel appear on signature page.]

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SAN DIEGO

ERSTE-SPARINVEST	)	Case No. 37-2012-00091428-CU-BT-CTL
KAPITALANLAGEGESELLSCHAFT	)
M.B.H., Individually and on Behalf of All	)	CLASS AND DERIVATIVE ACTION
Others Similarly Situated and Derivatively on	)
Behalf of ILLUMINA, INC.	)	SHAREHOLDER CLASS AND
	)	DERIVATIVE COMPLAINT FOR BREACH
Plaintiff,	)	OF FIDUCIARY DUTY
)
vs.	)
)
WILLIAM H. RASTETTER,	)
JAY T. FLATLEY,	)
BLAINE BOWMAN,	)
DANIEL M. BRADBURY,	)
KARIN EASTHAM,	)
PAUL C. GRINT,	)
GERALD MÖLLER,	)
DAVID R. WALT,	)
ROY WHITFIELD and	)
DOES 1-25, inclusive,	)
)
Defendants,	)
– and –	)
)
ILLUMINA, INC., a Delaware corporation,	)
)
Nominal Party.	)
	)	DEMAND FOR JURY TRIAL

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

SUMMARY OF THE ACTION

1. This is a shareholder class and derivative action on behalf of Illumina, Inc. (“Illumina” or the “Company”) and its public shareholders against the members of the Company’s Board of Directors (“Board”) arising out of their breaches of fiduciary duty related to their self-interested and unreasonable responses to a premium, non-coercive buyout offer for Illumina made by Roche Holding Ltd. (“Roche”), and for defendants’ illegal breaches of fiduciary duty in attempting to entrench themselves at the Company, all of which are actions that are substantially unfair to the Company’s public shareholders and have caused and/or will cause significant injury to them.

2. Headquartered in San Diego, Illumina is a company that develops and markets products and services for DNA, RNA, and protein analysis. The Company provides researchers with the capability to perform genetic tests needed to extract medical information from advances in genomics and proteomics. The Company’s customers include genomic research centers, pharmaceutical companies, academic institutions, clinical research organizations and biotechnology companies.

3. The members of the Company’s Board and the Company’s President and Chief Executive Officer (“CEO”) are rewarded handsomely for the positions they hold. Jay T. Flatley (“Flatley”), the Company’s CEO and President, received over $6.6 million in compensation, bonuses and other benefits for the fiscal year ended January 2, 2011. The members of the Company’s Board – many of whom have served on the Board with Flatley for many years – have been paid almost half a million each in fees, stock options and the like for the fiscal year ended January 2, 2011.

4. Defendants’ ongoing receipt of this corporate largesse came under threat around December 2011, when Roche indicated an interest in engaging the Board of Illumina in discussions regarding a potential transaction. On January 3, 2012, Roche made a private, formal offer of $40.00 per share. Rather than considering Roche’s efforts and non-coercive offer in good faith, defendants rejected it out of hand.

5. Left with no other option, on January 25, 2012, Roche publicized its unsuccessful efforts at engaging the Illumina Board, and announced that it would be making a tender offer directly to the Company’s shareholders at $44.50 per share. Roche noted that its offer would be fully financed (i.e., Roche would pay for Illumina with Roche’s available cash), and would provide Illumina shareholders immediate, certain premium value for their shares.

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

6. Again, defendants refused to consider Roche’s premium, non-coercive offer in good faith. Instead, in bad faith and for self-interested reasons, the Board adopted a shareholder rights plan to prevent Roche or any potential acquiror from purchasing 15% or more of Illumina (the “Poison Pill”). The Poison Pill, in combination with the Company’s existing defensive devices (described more fully below) effectively make a takeover of the Company impossible without the defendants’ acquiescence.

7. On January 27, 2012, Roche announced that it was commencing a tender offer for all outstanding common shares of Illumina for $44.50 per share in cash (the “Tender Offer”). The Tender Offer is conditioned on, among other things, the redemption or invalidation of the Poison Pill.

8. Thus, due to actions of defendants, Illumina shareholders cannot freely sell their shares to Roche (or to any other potential bidder for the Company) in exchange for the $44.50 per share in cash. While shareholders are being unjustly denied the opportunity to receive a substantial premium for their Illumina stock, whether from Roche or some other alternative acquiror, defendants are sitting securely behind a veritable fortress of entrenchment devices that prohibit the Company’s shareholders from being able to freely sell their stock to Roche or any other potential acquiror. Without the intervention of this Court, it will be impossible, in practical terms, for the Company’s public shareholders to receive the premium being offered for their stock by Roche or any other potential acquiror. In short, defendants are holding the Company and its public shareholders hostage for the improper purpose of entrenching themselves in power, thereby violating their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

JURISDICTION AND VENUE

9. This Court has jurisdiction over defendants because they conduct business in California and/or are citizens of California. This action is not removable.

10. Venue is proper in this Court because the conduct at issue took place and had an effect in this County. Illumina’s principal place of business is located at 5200 Illumina Way, San Diego, California.

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

PARTIES

11. Plaintiff Erste-Sparinvest Kapitalanlagegesellschaft M.B.H. (“Erste-Sparinvest”) is a capital investment company based in Vienna, Austria. Through its fund, ESPA STOCK BIOTEC, plaintiff Erste-Sparinvest is, and at all times relevant hereto was, a shareholder of Illumina.

12. Nominal party Illumina is a Delaware corporation with its principal place of business at 5200 Illumina Way, San Diego, California 92122.

13. Defendant William H. Rastetter (“Rastetter”) is, and at all times relevant hereto was, a director and Chairman of the Board of Illumina. Rastetter has been a director since November 1998 and Chairman of the Board since January 2005. For the fiscal year ended January 2, 2011, Rastetter received $452,215 in compensation for serving as a director.

14. Defendant Flatley is, and at all times relevant hereto was, a director on the Board of Illumina. Flatley also is, and at all times relevant hereto was, the President and CEO of Illumina. Flatley was appointed President and CEO of Illumina in 1999. For the fiscal year ended January 2, 2011, Flatley received $6,608,974 in compensation for serving as an executive of the Company.

15. Defendant Blaine Bowman (“Bowman”) is, and at all times relevant hereto was, a director on the Board of Illumina. Bowman has been a director since January 2007. For the fiscal year ended January 2, 2011, Bowan received $452,215 in compensation for serving as a director.

16. Defendant Daniel M. Bradbury (“Bradbury”) is, and at all times relevant hereto was, a director on the Board of Illumina. Bradbury has been a director since January 2004. For the fiscal year ended January 2, 2011, Bradbury received $419,940 in compensation for serving as a director.

17. Defendant Karin Eastham (“Eastham”) is, and at all times relevant hereto was, a director on the Board of Illumina. Eastham has been a director since July 2004. For the fiscal year ended January 2, 2011, Eastham received $459,293 in compensation for serving as a director.

18. Defendant Paul C. Grint (“Grint”) is, and at all times relevant hereto was, a director on the Board of Illumina. Grint has been a director since April 2005. For the fiscal year ended January 2, 2011, Grint received $443,727 in compensation for serving as a director.

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

19. Defendant Gerald Möller (“Möller”) is, and at all times relevant hereto was, a director on the Board of Illumina. Möller has been a director since July 2010. For the fiscal year ended January 2, 2011, Möller received $763,003 in compensation for serving as a director.

20. Defendant David R. Walt (“Walt”) is, and at all times relevant hereto was, a director on the Board of Illumina. Walt is also one of the founders of the Company and has been a director since June 1998. For the fiscal year ended January 2, 2011, Walt received $412,215 in compensation for serving as a director.

21. Defendant Roy Whitfield (“Whitfield”) is, and at all times relevant hereto was, a director on the Board of Illumina. Whitfield has been a director since January 2007. For the fiscal year ended January 2, 2011, Whitfield received $448,727 in compensation for serving as a director.

22. The defendants identified in ¶¶13-21 collectively constitute the entirety of the Company’s Board. These individuals are hereinafter referred to as the “Individual Defendants.”

23. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

24. By virtue of their positions as directors, and/or officers of Illumina and/or their exercise of control and ownership over the business and corporate affairs of Illumina, the Individual Defendants have, and at all relevant times had, the power to control and influence and did control and influence and cause Illumina to engage in the practices complained of herein. Each Individual Defendant owed and owes Illumina and its shareholders fiduciary obligations and were and are required to: (1) use their ability to control and manage Illumina in a fair, just and equitable manner; (2) act in furtherance of the best interests of Illumina and its shareholders; (3) act to maximize shareholder value in connection with any change in ownership and control to the extent consistent with governing statutes; (4) govern Illumina in such a manner as to heed the expressed views of its public shareholders; (5) refrain from abusing their positions of control; and (6) not favor their own interests at the expense of Illumina and its public shareholders.

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

25. Each defendant herein is sued individually and as an aider and abettor and in his or her capacity as a director of Illumina. The liability of each of the defendants arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

26. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Illumina and owe the Company, as well as plaintiff and the other members of the Class, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.

27. The claims are brought under Delaware state law which requires every corporate director to act in good faith, in the best interests of a corporation and its shareholders, and to act with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where a bona fide offer is presented to a company that represents a substantial premium over the trading price of its stock, the applicable state law requires the directors to take all steps reasonably required to properly evaluate and respond accordingly to the offer. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase the corporation or its assets; or

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

28. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Illumina, are obligated to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation;

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders; and/or

(d) unjustly entrenching themselves as managers and/or officers of the Company by failing to give adequate consideration to legitimate bids for the Company.

29. The Individual Defendants also owe the Company’s stockholders fiduciary duties of truthfulness and candor under Delaware law, which include the requirement to disclose all material facts concerning their recommendation against the Tender Offer.

30. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the offer, violated the fiduciary duties owed to Illumina and its public shareholders, including their duties of loyalty, good faith and independence – as they have failed to give proper and good faith consideration to Roche’s attempts to negotiate a transaction, they have failed to give proper and good faith consideration to Roche’s offer, which represents a significant premium for the Company’s shareholders, they have failed to disclose all material facts concerning their recommendation against the Tender Offer, and they have enacted and maintained improper defensive measures – for the sole purpose of entrenching themselves in lucrative positions as managers of a large publicly traded corporation, and to obtain for themselves personal benefits.

DERIVATIVE AND DEMAND EXCUSED ALLEGATIONS

31. Plaintiff brings this action derivatively in the right and for the benefit of Illumina to redress injuries that have been suffered and are continuing to be suffered by Illumina as a direct result of defendants’ breaches of fiduciary duty and other violations of law. Illumina is named as a nominal party in this derivative action solely in a derivative capacity.

32. A true and correct copy of this Complaint was delivered to Illumina before its filing with the Court.

33. Plaintiff is an owner of Illumina common stock and was an owner of Illumina common stock at all times relevant hereto. Plaintiff will adequately and fairly represent the interests of the Company and its shareholders in enforcing and prosecuting its rights. Plaintiff has retained counsel experienced in these types of actions to prosecute claims on the Company’s behalf.

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

34. Any demand made by plaintiff to the Illumina Board to institute this action is excused. Based on all the allegations in this Complaint and defendants’ actions to date, including their repeated acts of entrenchment and refusal to protect the interests of Illumina and its shareholders by responding in good faith to value-maximizing alternatives for the Company, such demand would be a futile and useless act. Each of the members of the Board has directly participated in the wrongs complained of herein, which disables them from acting independently, objectively or in good faith to advance the interests of Illumina or respond to a demand by shareholders. The Board consists of nine directors, each of whom is a defendant herein. Defendant Flatley, by virtue of his position as President and CEO of Illumina, maintains complete control over any decisions required to be made by the Board, including any action to be taken in response to a demand made by shareholders. The Board and the Company’s President/CEO are not disinterested or independent as detailed herein and set forth below:

(a) Each of the defendants served on the Illumina Board during the relevant period and each Board member was charged with oversight and operation of the Company and the conduct of its business affairs. Each of the defendants has breached the fiduciary duties owed to Illumina and its shareholders by, among other things, failing to take reasonable steps to protect and advance the interests of the Company in furtherance of their plan to advance their own interests and/or those of senior Illumina management at the expense of and to the detriment of Illumina and its public stockholders.

(b) Rather than responding in good faith to offers to purchase Illumina, management and the Board acted to protect and promote their personal interests and ensure themselves ongoing control over Illumina and thereby ensure their continued ability to receive the benefits of their positions as directors of Illumina and/or as the President/CEO of Illumina.

(c) Even though certain defendants claim to be independent directors because they are not directly employed by the Company, none of these defendants are truly independent because they each have personal and/or professional conflicts of interest with other members of the Board. As a result of these long-standing personal and professional relationships, demand on the Board would be futile.

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(d) Because the Board has utilized defensive measures to fend off potential offers to purchase the Company, the Board’s defensive actions are subject to enhanced judicial scrutiny because of the omnipresent specter that the Board may be acting in its own interests rather than the interests of the Company and its shareholders.

(e) In taking unreasonable defensive measures, the Board has demonstrated that its primary purpose in doing so was to retain control of the Company. Under such circumstances, there is more than reasonable doubt as to the disinterestedness and independence of the Board, thus making demand futile.

(f) As more fully detailed herein, the Board participated in, approved and/or permitted the wrongs alleged herein to have occurred and participated in efforts to conceal or disguise those wrongs from Illumina’s shareholders or recklessly and/or negligently disregarded the wrongs complained of herein. Its members are, therefore, not disinterested parties.

35. The defendants named herein have not exercised and cannot exercise independent or objective judgment in deciding whether to bring this action or whether to vigorously prosecute this action because each of the Board members has participated in and/or acquiesced to the misconduct alleged herein.

36. The members of the Board have demonstrated their unwillingness to act in compliance with federal or state law or sue themselves and/or their fellow directors and allies in the top ranks of the corporation for failure to do so, as they have developed professional relationships with their fellow board members who are their friends and with whom they have entangling financial alliances, interests and dependencies, and therefore, they are not able to and will not vigorously prosecute any such action.

37. Illumina’s President/CEO and Illumina’s directors, named as defendants herein, have shown their interests to be antagonistic to Illumina and this lawsuit as they have refused to consider in good faith options to maximize shareholder value for Illumina and its shareholders. The members of the Board have not and will not authorize a suit against themselves as such a suit would require these defendants to expose themselves to a huge personal liability to Illumina, as, due to the particular language of currently utilized directors’ and officers’ liability insurance policies (i.e., the insured vs. insured exclusion), such an action would not be an insured claim.

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

38. The underlying misconduct of defendants is not a product of a valid exercise of business judgment, and can not be properly ratified by the Board.

39. The Company’s directors’ and officers’ liability insurance coverage prohibits directors from bringing suits against each other. Thus, if the Individual Defendants caused the Company to sue its officers and directors for the liability asserted in this case, they would not be insured for that liability. They will not do this to themselves. The Company’s officers’ and directors’ liability insurance was purchased and paid for with corporate funds for the protection of the corporation. This derivative action does not trigger the “insured vs. insured” exclusion, and therefore only this derivative action can obtain a recovery from the Company’s officers’ and directors’ insurance for the benefit of the corporation.

CLASS ACTION ALLEGATIONS

40. Plaintiff bring this action on its own behalf and as a class action pursuant to California Code of Civil Procedure §382 on behalf of all holders of Company stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

41. This action is properly maintainable as a class action.

42. The Class is so numerous that joinder of all members is impracticable. According to Illumina’s SEC filings, as of October 15, 2011, there were over 121 million shares of Illumina common stock outstanding.

43. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class as a result of their rejection and failure to consider in good faith the efforts by Roche to negotiate and/or Roche’s offer;

(b) whether the Individual Defendants are attempting to entrench themselves as managers and officers of the Company in order to preserve their lucrative and prestigious positions at the expense of maximizing shareholder value by failing to give adequate consideration to the Roche offer;

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(c) whether the Individual Defendants have breached their fiduciary duty by using a Poison Pill and other defensive mechanisms to further entrench themselves as officers and/or directors of the Company;

(d) whether the Individual Defendants are attempting to unjustly enrich themselves and other insiders or affiliates of Illumina as a result of their efforts to entrench themselves as managers and directors of the Company;

(e) whether the Individual Defendants have breached any of their other fiduciary duties owed to plaintiff and the other members of the Class in connection with their rejection and refusal to consider in good faith the Tender Offer, including the duties of good faith, diligence, candor and fair dealing; and

(f) whether the Individual Defendants, in bad faith and for improper motives, have erected or improperly maintained barriers to discourage offers for the Company or its assets.

44. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

45. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

46. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

47. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

48. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

SUBSTANTIVE ALLEGATIONS

49. Illumina is a company that develops and markets products and services for DNA, RNA, and protein analysis. The Company’s tools provide researchers with the capability to perform genetic tests needed to extract medical information from advances in genomics and proteomics. The Company’s customers include genomic research centers, pharmaceutical companies, academic institutions, clinical research organizations and biotechnology companies. Its headquarters are located in San Diego, California.

50. Roche is the world’s largest biotech company. Roche develops and manufactures pharmaceutical and diagnostic products.

51. From around mid-December, Roche made numerous attempts to engage Illumina in discussions regarding a potential transaction. The Illumina Board had a full opportunity to engage in meaningful discussions with Roche, but failed to do so before summarily rejecting Illumina’s fully financed, non-coercive premium offer.

52. On December 13, 2011, Roche’s Chairman and a member of Roche’s Board met with Flatley (Illumina’s CEO/President) and Rastetter (Illumina’s Chairman of the Board). At that time, Roche indicated its interest in acquiring Illumina.

53. On December 21, 2011, Roche’s Chairman indicated to Illumina that Roche was willing to consider a price of up to 50% over Illumina’s then-current share price.

54. On December 22, 2012, there was a news leak that Illumina may be a target for Roche. That leak caused a jump of 7% in Illumina’s stock price and numerous subsequent articles, and media speculation continued to drive noticeable price increases in Illumina stock.

55. Due to Illumina’s continuing refusal to engage Roche in discussions, on January 3, 2012, Roche sent a private letter to formally propose an all-cash offer of $40.00 per share.

56. On January 17, 2012, Illumina sent a letter to Roche formally rejecting the $40.00 offer.

57. On January 25, 2012, Roche issued a press release, publicizing a letter its Chairman had sent to Illumina’s President and CEO, Flatley. In the letter, among other things, Roche described its past efforts to engage the Board in discussions regarding the transaction, the Board’s refusal to engage in good faith and the premium offer Roche was willing to make for the Company.

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

58. The text of the letter was as follows:

Dear Jay:

While I appreciate the time you have taken to speak with me over the course of the last several weeks, the lack of any substantive progress in our efforts to negotiate a business combination between Illumina and Roche, and your January 18 letter confirming your board’s lack of interest in such a transaction, has led us to decide to publicly disclose our proposal to acquire all outstanding shares of Illumina at a price of $44.50 per share in cash. Accordingly, we will make this letter public simultaneously with my sending it to you.

Roche’s offer price of $44.50 per share in cash represents a substantial premium to Illumina’s unaffected market prices: a premium of 64% over Illumina’s closing stock price on December 21, 2011 – the day before market rumors about a potential transaction between Roche and Illumina drove Illumina’s stock price significantly higher – a 61% premium over the one month historical average and a 43% premium over the three month historical average of Illumina’s share price, both as of December 21. It also represents a 30.1x multiple of Illumina’s projected forward earnings based upon analysts’ current consensus estimates for 2012.

This is a compelling offer and we are confident that your stockholders will find it extremely attractive. We hope that your board will now take the opportunity to negotiate a transaction that will allow your shareholders to realize this substantial value.

We believe that our proposal presents a unique opportunity for Roche and Illumina and their respective stockholders and Roche believes that it is imperative to continue to pursue this matter. The price, with the large premium it represents, is a full and fair one. We have available cash on our balance sheet and borrowings under our credit facilities to complete the transaction and we therefore will not require a financing condition.

As I have expressed to you previously, we are mindful that you and your management team have contributed greatly to Illumina’s success. Roche contemplates continued employment of Illumina’s management and employees following the consummation of a transaction and we are prepared to work with you to develop mutually satisfactory employment arrangements. We intend to continue the Illumina legacy within the Roche Diagnostics Division, and to maintain the Illumina brand. To that end, we intend to combine our existing Roche Applied Science business with Illumina and move the business area’s headquarters to San Diego, California. We believe this approach should be attractive to your management and employees.

Roche has attempted to engage Illumina’s management and Board of Directors in a discussion on the merits of a business combination. Unfortunately, Illumina has been unwilling to engage in any meaningful dialogue on this matter. Therefore, while Roche continues to prefer a negotiated transaction with Illumina, Roche intends to promptly commence a tender offer to purchase all of the outstanding shares of common stock of Illumina for $44.50 per share in cash. Additionally, in view of your board’s response, we plan to nominate a slate of directors and make certain other proposals for the consideration of shareholders at Illumina’s 2012 annual meeting which, if adopted, would result in Roche-nominated directors comprising a majority of your board.

We have engaged Greenhill & Co., LLC and Citigroup Global Markets Inc. as financial advisors and Davis Polk & Wardwell LLP as legal counsel to assist in completing this transaction. If you are willing to fully engage with us, we and our

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

advisors are ready to meet with your representatives at any time to discuss this proposal and to answer any questions you have. We believe that time is of the essence and are prepared to move forward expeditiously by committing all necessary resources to complete a transaction promptly. If you are interested in discussing a possible negotiated transaction, please contact me as soon as possible.

Very truly yours,

Dr. Franz B. Humer
Chairman, Roche Holding Ltd.

59. Also in the same January 25, 2012 press release, Roche announced that due to the Board’s unwillingness to engage, Roche had decided to directly approach Illumina shareholders and commence a tender offer to acquire all outstanding shares of Illumina for $44.50 per share in cash, or an aggregate of approximately $5.7 billion on a fully diluted basis.

60. The press release stated:

Roche announced today that it is proposing to acquire all outstanding shares of Illumina, Inc. for $44.50 per share in cash, or an aggregate of approximately $5.7 billion on a fully diluted basis. This offer represents a 64% premium over Illumina’s stock price on December 21, 2011 – the day before market rumors about a potential transaction between Roche and Illumina drove Illumina’s stock price significantly higher – a 61% premium over the one-month historical average and a 43% premium over the three-month historical average of Illumina’s share price, both as of December 21. It also represents a 30.1x multiple of Illumina’s projected forward earnings based upon analysts’ current consensus estimates for 2012.

Together, the capabilities of Roche’s Diagnostics Division and Illumina, a leading provider of integrated systems for DNA sequencing, will strengthen Roche’s position in Sequencing and Microarrays to address the growing demand for generic/genomic solutions. In addition, Roche’s extensive diagnostics experience and global presence will help accelerate the transition of DNA sequencing into clinical and routine diagnostics. DNA sequencing is expected to help to discover complex biomarkers that could become companion diagnostics and be paired with specific treatments in the long-term.

Severin Schwan, CEO of Roche Group, said, “Roche’s all-cash offer of $44.50 per share represents full and fair value for Illumina and we expect that Illumina’s shareholders will welcome the opportunity to sell their shares at a significant premium to current market prices. It is our strong preference to enter into a negotiated transaction with Illumina, and we remain willing to engage in a constructive dialogue with Illumina to jointly develop an optimal strategy for maximizing the value of our combined business.”

Roche has made multiple efforts to engage with Illumina in order to reach a negotiated transaction, but Illumina has been unwilling to participate in substantive discussions. Roche has therefore decided to promptly commence a tender offer to purchase all of the outstanding shares of common stock of Illumina for $44.50 per share in cash. In addition, Roche will nominate a slate of highly qualified, independent candidates for election to Illumina’s Board of Directors and propose certain other

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

matters for the consideration of Illumina’s shareholders at Illumina’s 2012 annual meeting, which, if adopted, would result in Roche-nominated directors comprising a majority of the Illumina board.

Daniel O’Day, COO, Roche Diagnostics Division, said, “The proposed acquisition will strengthen Roche’s current offering in the Life Science market by providing complementary solutions to our current portfolio. Our ability to offer a total solution to researchers will help enable the discovery of complex new biomarkers improving drug discovery and the selection of patients most likely to respond to a targeted treatment with high clinical relevance. In addition, by building on Illumina’s capabilities Roche will be able to use its scale, global distribution and diagnostic test development expertise to develop new diagnostic tests that serve patients and customers even more effectively.”

Roche intends to combine its existing Roche Applied Science business with Illumina and move the business area’s headquarters to San Diego, California. Roche also plans to maintain operations in Penzberg, Germany, the current headquarters of Roche Applied Science.

Roche’s offer will be subject to customary conditions, including the tender of a majority of Illumina’s shares of common stock. The offer will be financed from available cash on Roche’s balance sheet and borrowings under its credit facilities and therefore will not require a financing condition.

Greenhill & Co., LLC and Citigroup Global Markets, Inc. are acting as financial advisors to Roche and Davis Polk & Wardwell LLP is acting as legal counsel.

61. As Roche noted, the Tender Offer price is a 64% premium over Illumina’s stock price on December 21, 2011 (the day before market rumors of a transaction) and a 30.1x multiple of Illumina’s projected forward earnings based upon analysts’ current consensus estimates for 2012. By way of comparison, according to analysis conducted by Roche’s financial advisor: (i) since 2006, similar transactions in the life science tools industry have seen average premiums of only between 30% and 40%; and (ii) companies comparable to Illumina only exhibit median multiples of 14.6x 2012 projected net income. Moreover, according to Roche’s financial advisor, the Tender Offer price is above the median Wall Street research analyst price target of $34.00 as of January 23, 2012.

62. Immediately in response, rather than considering in good faith Roche’s premium, non-coercive offer and the opportunity to negotiate a higher offer price, the Illumina Board advised the Company’s shareholders to “take no action” and promptly adopted the Poison Pill on January 25, 2012 (the same day as Roche’s press release) and declared a dividend distribution of one preferred share purchase right (a “Right”) on each outstanding share of Illumina common stock, payable on February 6, 2012 to shareholders of record on that date.

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

63. With certain exceptions, if any person or group becomes the beneficial owner of 15% or more of the Company’s common stock, then each Right not owned by such beneficial owner will entitle its holder to purchase, at the Right’s then-current exercise price, shares of the Company’s common stock having a market value of twice the Right’s then-current exercise price (“Flip-In”). In addition, with certain exceptions, if, after any person has become a beneficial owner of 15% or more of the Company’s common stock, the Company becomes involved in a merger or other business combination, each Right will entitle its holder (other than such 15% or more beneficial owner) to purchase, at the Right’s then-current exercise price, common shares of the acquiring company having a value of twice the Right’s then-current exercise price (“Flip-Over”).

64. In essence, the Poison Pill entitle Illumina shareholders to purchase additional shares of the Company’s stock at a nominal price in the event that one entity obtains more than 15% of the Company’s outstanding stock. In effect, the Illumina Poison Pill requires any party seeking to acquire 15% or more of the outstanding Illumina common shares to obtain the approval of the Illumina Board or else the Rights held by Illumina stockholders other than the acquiror become exercisable for Illumina common shares or preferred stock of Illumina or common stock of the acquiror, at a discounted price that would make any acquisition prohibitively expensive. Moreover, the Flip-Over will cause the capital structure of an acquiring entity to be significantly impaired, and the interest of its stockholders drastically diluted. Thus, the terms of the Poison Pill separately and collectively serve to pose an unyielding impediment to a hostile takeover attempt by Roche (or any other interested third party), and forces potential acquirers to either persuade the Board to negotiate a “friendly” merger or seek to take control of the Company through a proxy fight.

65. But a proxy fight is not feasible here either. Defendants have caused the Company to provide for a Board with staggered terms. The staggered board provision allows defendants to protect two-thirds of the Board from having to stand for re-election by shareholders each year. Moreover, no directors may be removed except for cause and shareholders cannot call special meetings in between the Company’s annual meetings. Thus, in order to take over the Board via a proxy fight, a potential acquirer must therefore wait two years and win two consecutive shareholder elections, a feat too costly for any would-be acquirer to realistically accomplish. The Company’s staggered board is an additional entrenchment measure that makes it almost impossible for any potential acquirer to take control of the Company, even by waging a proxy fight.

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

66. The staggered board provision may not be altered without a supermajority vote of at least 66.67% of all shareholders. Such a staggered board is known in takeover parlance as an “Effective Staggered Board” (“ESB”), because shareholders lack the effective power to terminate its existence. As noted by legal scholars, not a single hostile bidder won a ballot box victory against an ESB during 1996 -2000, shareholders of targets that remained independent were made worse off compared with accepting the bid, ESBs did not provide significant countervailing benefits in terms of increased premiums to offset the costs of remaining independent, and overall, ESBs reduced the returns to shareholders of hostile bid targets on the order of 8%-l 0%.

67. Moreover, defendants have imposed additional entrenchment mechanisms, including the unilateral ability to increase the size of the Board without shareholder approval, and for defendants to choose who fills vacancies on the Board. Defendants may also unilaterally add or change bylaws without shareholder approval to make a takeover even more impossible.

68. Barred from any realistic opportunity to wage a successful proxy fight for control of the Board, no would-be acquirer could ever cause the Board to redeem the Poison Pill. The combination of the ESB, the Poison Pill and the other devices described herein creates a draconian defensive barrier that precludes any attempt to purchase the Company. With these measures in place, no proposal to purchase the Company can be successful without defendants’ approval. As alleged herein, defendants are improperly and unreasonably using the Poison Pill, ESB and other defensive devices to block and frustrate any attempts to acquire control of the Company, and to further entrench themselves as officers and/or directors of the Company.

69. In sum, defendants are not using the Poison Pill for any legitimate purpose, and instead, are misusing the leverage afforded by the Company’s Poison Pill, ESB, and other defensive devices as a shield to hide behind and entrench themselves in power.

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

70. On January 26, 2012, Roche responded to the Board’s adoption of the Poison Pill. The press release stated:

Although not unexpected, Roche is disappointed that the Illumina Board of Directors has been unwilling to participate in substantive discussions with Roche regarding a negotiated transaction and has instead adopted this shareholder rights plan in response to the offer to acquire Illumina. Roche’s all-cash offer represents a substantial premium and Roche is confident that Illumina shareholders will see the value of the offer.

71. Left with no other option, on January 27, 2012, Roche announced that it was commencing a fully financed tender offer for all outstanding common shares of Illumina for $44.50 per share in cash. The Tender Offer is set to expire on February 24, 2012 and is conditional upon, among other things, the redeeming or invalidating Illumina’s Poison Pill.

72. The press release issued by Roche stated in relevant part:

Roche, a leader in research-focused healthcare with combined strengths in pharmaceuticals, life science tools and diagnostics, announced today that it has commenced a cash tender offer to acquire all outstanding shares of Illumina, Inc. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, at the end of the day on February 24, 2012, unless the offer is extended.

Under the terms of the offer, Roche is offering to acquire Illumina for $44.50 per share in cash, or an aggregate of approximately $5.7 billion on a fully diluted basis. This offer represents a premium of 64% over Illumina’s closing stock price on December 21, 2011 – the day before market rumors about a potential transaction between Roche and Illumina drove Illumina’s stock price significantly higher – a 61% premium over the one-month historical average and a 43% premium over the three-month historical average of Illumina’s share price, both as of December 21.

Roche’s offer is conditional upon, among other things, (i) the tender by Illumina’s stockholders prior to the expiration of the tender offer of a number of shares, which, together with the shares owned by Roche, represents at least a majority of the total number of shares outstanding on a fully diluted basis, (ii) the redemption of the preferred stock purchase rights associated with the shares or Roche’s satisfaction in its reasonable discretion that such rights have been invalidated or are otherwise inapplicable to the tender offer and the proposed merger, (iii) Roche’s satisfaction that the anti-takeover provisions of the Delaware General Corporation Law are inapplicable to the proposed merger and (iv) Illumina must not have entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Roche’s ability to acquire Illumina or otherwise diminishing the expected value to Roche of the acquisition of Illumina. If following the consummation of the offer Roche owns at least a majority of the outstanding shares of Illumina on a fully diluted basis, Roche intends to consummate a merger with Illumina.

73. By the acts and omissions alleged herein, defendants, in violation of their fiduciary duties to the Company’ s public shareholders, have entrenched and are entrenching themselves in power while wrongfully disenfranchising Illumina’s public shareholders. The Illumina Board’s refusal to provide any good faith consideration to Roche’s specific overtures, and refusal to make any attempt to negotiate a higher price, demonstrates the pretextual nature of the excuses being offered up by

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

defendants post-hoc to cover up their true motive for rebuffing Roche – entrenchment. Moreover, instead of considering in good faith Roche’s non-coercive, premium offer, as a direct response to that offer, defendants have enacted and/or maintained numerous entrenchment devices designed to make a takeover of the Company impossible without their acquiescence. As a consequence, plaintiff and the Company’s other public shareholders have been and, without the intervention of the Court, will continue to be, harmed.

FIRST CAUSE OF ACTION

Derivative Claim for Breach of Fiduciary Duties

Against the Individual Defendants

74. Plaintiff repeats and realleges each allegation as though fully set forth herein. Plaintiff brings this claim derivatively on behalf of Illumina.

75. The Individual Defendants failed to act reasonably or in good faith in an effort to maximize Company and shareholder value. Rather, the Individual Defendants took actions designed to impede the maximization of that value in order to allow them to retain their control over, and emoluments associated with, their positions as directors and/or senior insiders of Illumina.

76. The Individual Defendants have violated their fiduciary duties of care, loyalty, good faith, candor and independence owed to Illumina and have acted to put their personal interests ahead of the interests of Illumina.

77. The Individual Defendants were and are under a duty to:

(a) fully inform themselves of the market value of Illumina before taking, or agreeing to refrain from taking, action;

(b) act in the best interest of Illumina; and

(c) act in accordance with their fundamental duties of due care, good faith, independence, loyalty and candor.

78. The Individual Defendants have violated their fiduciary duties by failing to give reasonable and good faith consideration to offers for the Company that will maximize Company and shareholder value, and by adopting and maintaining a Poison Pill to prevent shareholders from being able to freely decide whether to accept or reject offers for the Company, including the Tender Offer. The Individual Defendants directly breached and/or aided and abetted the other defendants’ fiduciary duties to Illumina.

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

79. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, care, candor and independence owed to the shareholders of Illumina because, among other reasons, they failed to properly and adequately consider offers to purchase Illumina and take other necessary steps to maximize the value of Illumina.

80. Because the Individual Defendants dominate and control the business and corporate affairs of Illumina, and are in possession of private corporate information concerning Illumina’s assets (including the knowledge of other undisclosed bids for the Company), business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Illumina which makes it inherently unfair for them to reject any proposed transaction or strategic alternatives for the Company for the sole purpose of entrenching themselves as managers and directors of the Company, to the exclusion of maximizing Company value.

81. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Illumina.

82. The Individual Defendants are engaging in self dealing, are not acting in good faith toward Illumina, and have breached and are breaching their fiduciary duties to Illumina.

83. Each of the Individual Defendants has knowingly participated in the unlawful conduct alleged herein in order to advance his or her own economic interests, or the interests of friends and colleagues, to the detriment of Illumina.

84. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, on their own and as part of a common plan, and in breach of their fiduciary duties owed to Illumina, are engaging in acts that will irreparably harm the Company.

85. As a result of these defendants’ unlawful actions, Illumina is being and will be irreparably harmed. Unless defendants’ actions are enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Illumina and will continue to engage in a process that harms Illumina and inhibits the maximization of the Company and shareholder value.

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

SECOND CAUSE OF ACTION

Class Claim for Breach of Fiduciary Duties

Against the Individual Defendants

86. Plaintiff repeats and realleges each allegation set forth herein. Plaintiff brings this claim directly on behalf of Illumina’s public shareholders.

87. The Individual Defendants have violated fiduciary duties of care, loyalty, candor, good faith and independence owed to the public shareholders of Illumina and have acted to put their personal interests ahead of the interests of Illumina shareholders.

88. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, have violated their fiduciary duties by disenfranchising Illumina’s public shareholders, and by failing to give adequate consideration to Roche’s offer for Illumina without regard to the fairness of the transaction to Illumina’s shareholders, or the premium that this offer represents to the public shareholders of the Company.

89. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Illumina because, among other reasons:

(a) they failed to properly and adequately consider the premium, non-coercive offer by Roche, or take other necessary steps to maximize the value of Illumina to its public shareholders;

(b) they failed to properly maximize the value of Illumina common shares; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships in connection with their refusal to consider these bona fide and legitimate premium offers.

90. Because the Individual Defendants dominate and control the business and corporate affairs of Illumina, and are in possession of private corporate information concerning Illumina’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Illumina that makes it inherently unfair for them reject any proposed transaction for the sole purpose of entrenching themselves as managers and directors of the Company, to the exclusion of maximizing stockholder value.

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

91. By reason of the foregoing acts, practices and course of conduct, these defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

92. As a result of the Individual Defendants’ actions, plaintiff and the Class have been and will be harmed.

93. The Individual Defendants are engaging in self dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, as follows:

A. Declaring that this action is properly maintainable as a class and derivative action;

B. Declaring and decreeing that the Individual Defendants’ conduct has been in breach of the fiduciary duties owed by the Individual Defendants to the Company’s public stockholders;

C. Declaring and decreeing that the Individual Defendants’ refusal to consider and respond in good faith to Roche’s offer to acquire Illumina is in breach of the fiduciary duties owed by defendants to the Company’s shareholders and ordering defendants to comply with said fiduciary duties;

D. Directing the Individual Defendants to refrain from advancing their own interests at the expense of Illumina or its shareholders and exercise their fiduciary duties to act reasonably and respond in good faith to offers which are in the best interest of Illumina and its shareholders;

E. Directing the Individual Defendants to establish a committee of independent directors or, given that no such independent directors exist, engage an independent third party, advised by financial and legal advisors that do not have ties to the Company or the Board, to evaluate strategic alternatives and potential offers for the Company, and to take decisive steps to maximize Company and shareholder value;

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

F. Prohibiting the Individual Defendants from entering into any contractual provisions which harm Illumina or its shareholders or prohibiting defendants from maximizing shareholder value, including any confidentiality agreement or contract designed to impede the maximization of shareholder value;

G. Invalidating the Poison Pill and/or directing the Individual Defendants to rescind or redeem it and restraining defendants from adopting, implementing, instituting or enforcing any defensive measure that has or is intended to have the effect of making the consummation of an offer to purchase the Company more difficult or costly for a potential acquiror;

H. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

I. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: January 30, 2012	ROBBINS GELLER RUDMAN & DOWD LLP
RANDALL J. BARON
A. RICK ATWOOD, JR.
DAVID T. WISSBROECKER
DAVID A. KNOTTS
EUN JIN LEE

/s/ DAVID T. WISSBROECKER
DAVID T. WISSBROECKER

655 West Broadway, Suite 1900 San Diego, CA 92101 Telephone: 619/231-1058 619/231-7423 (fax)

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

MOTLEY RICE LLC
ANN K. RITTER
WILLIAM S. NORTON JOSHUA LITTLEJOHN 28 Bridgeside Blvd. Mount Pleasant, SC 29464 Telephone: 843/216-9000 843/216-9450 (fax) Attorneys for Plaintiff

SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY